

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 15, 2008

Via Facsimile and U.S. Mail

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Stryker Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **File No. 000-09165**

Dear Mr. Bergy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 38

1.   With respect to your contractual obligations table, we note your disclosure that "due to uncertainties…the Company is not able to reasonably estimate the future periods in which income tax payments to settle these unresolved income tax positions or contributions to fund defined benefits plans will be made." Please address the following:

   •   You state in Note 10 to the consolidated financial statements that you expect to contribute $12.5 million to the defined benefit pension plans in 2008. In addition, you disclose your expected benefit payments through 2017. Please explain to us why you do not believe these amounts are required to be included in the contractual obligations table.

   •   To the extent that you continue to not be able to reasonably estimate the future payments for the above-referenced items, please revise future filings to disclose, at a minimum, the total amount of the related obligation.

2.   Please revise the contractual obligations table to include a "Total" column in accordance with Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 42

Note 3. Inventories, page 53

3.   We note your disclosure on page 47 that you have consigned inventory maintained at hospitals or with field representatives. Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Note 12. Segment and Geographic Data, page 64

4.   You state on page 27 that management uses the non-GAAP financial measure "adjusted net earnings from continuing operations" for reviewing the operating results of your business segments. However, the amount presented here as segment net earnings and the amount presented on page 34 as "adjusted net earnings from continuing operations" do not reconcile. Please explain to us how your presentation here complies with paragraphs 25-31 of SFAS 131. If management uses more than one measure of segment profit, please explain to us why you believe the measure presented here is most consistent with

Stryker Corporation
Mr. Dean H. Bergy
October 15, 2008
Page 3

the corresponding amounts in your consolidated financial statements (paragraph 30 of SFAS 131).

5.   Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Financial Instruments, page 8

6.   We note your disclosures here and on page 23 that you utilized "third party pricing models" in determining the fair values of your investments in auction-rate securities (ARS). Please address the following:

- Revise your disclosures in future filings to clarify the "third party pricing models" that you used.

- Paragraph 32(e) of SFAS 157 requires disclosure, in annual periods, of the valuation method used and significant assumptions underlying the valuations for the ARS securities. However, paragraph 39 of SFAS 157 requires this disclosure in the period of adoption. We do not see where you included this disclosure in your Form 10-Q as of March 31, 2008 or June 30, 2008. Please tell us where you provided this disclosure or otherwise include the required disclosure in your next Form 10-Q.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief